Exhibit 99.1

MATERIAL CHANGE REPORT

1.	Name and Address of Reporting Issuer

Brookfield Residential Properties Inc.

4906 Richard Road SW

Calgary, Alberta

T3E 6L1

2.	Date of Material Change

June 18, 2013

3.	News Release

A news release was issued by Brookfield Residential Properties Inc. (the “Company”) on June 18, 2013 and filed on SEDAR. A copy of the news release is attached hereto as Schedule A.

4.	Summary of Material Change

On June 18, 2013 the Company announced that it upsized and priced a private placement offering (the “Offering”) of $500 million aggregate principal amount of senior unsecured notes due 2022 (the “Notes”). The size of the offering was increased to $500 million from the previously announced $400 million.

The Notes will bear an interest rate of 6.125% per annum and will be issued at a price of 100% of the aggregate principal amount. The Company intends to use the net proceeds from the Offering to repay certain project-specific financings and bank indebtedness outstanding as of March 31, 2013, and the remainder for general corporate purposes, including the repayment of additional project-specific financings and bank indebtedness incurred after March 31, 2013, which the Company estimates will amount to approximately $55 million and $15 million, respectively. The Offering closed on June 25, 2013.

5.	Full Description of Material Change

A full description of the material change is set forth in Schedule A.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

None.

8.	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and this report:

Craig Laurie

Executive Vice President and Chief Financial Officer of Brookfield Residential

Tel.: 212-417-7040

9.	Date of Material Change Report

June 25, 2013

SCHEDULE A

Brookfield Residential Properties Inc.

BROOKFIELD RESIDENTIAL PROPERTIES INC. AND BROOKFIELD RESIDENTIAL US CORPORATION UPSIZE AND PRICE PREVIOUSLY ANNOUNCED OFFERING OF SENIOR UNSECURED NOTES

All dollar references are in U.S. dollars unless noted otherwise.

Calgary, Alberta, June 18, 2013 – (BRP: NYSE/TSX) Brookfield Residential Properties Inc. and Brookfield Residential US Corporation (collectively, “Brookfield Residential”, “we” or the “Company”) today announced that they have upsized and priced a private placement offering of $500 million aggregate principal amount of senior unsecured notes due 2022. The size of the offering was increased to $500 million from the previously announced $400 million.

The notes will bear an interest rate of 6.125% per annum and will be issued at a price of 100% of the aggregate principal amount. We intend to use the net proceeds from this offering to repay certain project-specific financings and bank indebtedness outstanding as of March 31, 2013, and the remaining for general corporate purposes, including the repayment of additional project-specific financings and bank indebtedness incurred after March 31, 2013, which we estimate will amount to approximately $55 million and $15 million, respectively. We expect to close the offering of the notes on June 25, 2013, subject to customary closing conditions.

The notes have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws and may not be offered or sold in the United States or to, or for the benefit of, U.S. persons absent registration under, or an applicable exemption from, the registration requirements of the Securities Act and applicable state securities laws.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the notes or any other security and shall not constitute an offer, solicitation or sale in any jurisdiction in which, or to any persons to whom, such offering, solicitation or sale would be unlawful. Any offers of the notes will be made only by means of a private offering circular.

Brookfield Residential Properties Inc. is a leading North American land developer and homebuilder with operations in eleven major markets. We entitle and develop land to create master-planned communities and build and sell lots to third-party builders, as well as to our own homebuilding division. We also participate in selected, strategic real estate opportunities, including infill projects, mixed-use developments, infrastructure projects, and joint ventures. Brookfield Residential is listed on the NYSE and TSX under the symbol BRP.

Brookfield Residential US Corporation is a Delaware corporation and is a wholly-owned subsidiary of Brookfield Residential Properties Inc. and the holding company for our U.S. operations.

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Please note that Brookfield Residential Properties Inc.’s unaudited interim reports and audited annual report are filed on EDGAR and SEDAR and can also be found in the investor section of our website at www.brookfieldrp.com (the contents of which are not incorporated in this press release). Hard copies of the interim and annual reports can be obtained free of charge upon request.

For more information, please visit our website at www.brookfieldrp.com or contact:

Investors:	Media:
Nicole French Manager, Investor Relations & Communications Tel: (403) 231-8952 Email: nicole.french@brookfieldrp.com	Andrew Willis SVP, Communications & Media Tel: (416) 369-8236 Email: andrew.willis@brookfield.com

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Forward-Looking Statements

This news release includes statements that express the Company’s opinions, expectations, beliefs, plans or objectives regarding future events or future results, and therefore are, or may be deemed to be, “forward-looking statements.” These forward-looking statements include all matters that are not historical facts. Although forward-looking statements are based on information and assumptions that the Company believes are current, reasonable and complete, they are subject to a number of factors that could cause actual results to vary materially from those expressed or implied by such forward-looking information. Such factors may include the failure to successfully market the notes or failure to satisfy certain conditions in connection with the issuance of the notes. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Although we base our forward-looking statements on assumptions that we believe were reasonable when made, we caution you that forward-looking statements are not guarantees.

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